Contact

www.linkedin.com/in/sameel-osuri
(LinkedIn)

Top Skills

Business Strategy
Corporate Finance
Corporate Development

Honors-Awards

Most Influential Minorities in Cable - 2015, 2016, 2017
NAMIC Luminary Award - 2017

Sameel Osuri

Senior Finance & Operations Executive
Washington, District of Columbia, United States

Summary

Senior finance executive who bridges the gaps between Strategy and Process, and between Process and Data.

A unique combination of experiences has allowed me to impact organizations ranging from large matrixed corporations to new ventures. My key is bringing a CFO's eye and sensibility to align strategy, process, technology, and data—driving topline growth and removing operational friction, resulting in increased profitability and ROI.

Functional experience includes business unit CFO, venture CFO, corporate finance, strategic planning, financial planning & analysis, M&A, merger integration, systems development, data analytics, and business advisory. Media industry experience includes networks, advertising, distribution, and content supply chain. Direct to consumer experience includes streaming video and consumer products. I have proven expertise in creating new functions and activities, as well as innovating with data to dislodge status quo thinking and jump-start performance. The common denominator across all my experience is the commitment to collaboration, sharing credit, and investing in people.

Experience

Warner Bros. Discovery
SVP: Global Content Finance Transformation
November 2021 - Present (2 years)
Washington D.C. Metro Area

jbrds
Partner, Co-Founder
February 2020 - Present (3 years 9 months)

Discovery Communications

17 years

SVP: Global Content Finance & Operations

January 2017 - January 2020 (3 years 1 month)

Washington D.C. Metro Area

Led multiple VP-level teams responsible for key global content functions including financial planning, accounting, content systems requirements, and data governance for global content spend. Additional financial planning responsibilities for global IT and media technology.

Led content supply chain integration team for Discovery-Scripps merger.

Created and lead taskforce enabling standardized global content ROI.

CFO: Discovery Channel Group, Discovery Education, Domestic Distribution

January 2015 - January 2017 (2 years 1 month)

Washington D.C. Metro Area

Head of finance for Discovery Channel Group, including the Discovery Channel, Animal Planet, and Science Channel brands.

Head of finance for Discovery Education, with P&L and balance sheet responsibility for the publicly reported segment.

Head of finance for Domestic Distribution, responsible for Discovery's US pay-TV license business and leading deal analysis war-room for renewals.

Vice President: Ad Sales Financial Planning & Analysis

December 2012 - December 2014 (2 years 1 month)

Greater New York City Area

Finance head for US Networks Ad Sales. Led team responsible for all planning and forecasting for the division, partnering with sales on inventory usage, pricing, and volume, as well as divisional and corporate finance for all accounting and forecasting issues.

Sr. Director: International Content Finance

January 2011 - December 2012 (2 years)

Partnered with the International Chief Content Officer to build a new team aligning Discovery's content strategy for the division. Responsibilities included managing central programming budget, establishing systems and process to

align corporate objectives across four operating regions, and representing the division in company-wide strategic initiatives

Sr. Director: Corporate Finance

2008 - 2011 (3 years)

Selected to join incoming CFO’s core team, and charged with producing Discovery’s net income, free cash flow, and balance sheet projections on a 5-year forward basis. Ongoing responsibilities included quarterly free cash flow forecasts and all analysis related to long-range planning, cost of capital calculation, and company valuation and impairment analysis.

Identified need and led development of Discovery’s US Division’s content financial planning system, working with key business and IT stakeholders to implement.

Director: Corporate Development

2005 - 2008 (3 years)

Deal team member with ownership of financial models for two cable channel joint ventures, website acquisition, and uplink service provider acquisition. Additionally participated in strategic planning process, developing business cases and impact analysis for key decisions.

Manager: Distribution Finance

2003 - 2005 (2 years)

Silver Spring, MD

As member of newly created team, responsible for developing financial planning capability for US Division’s distribution revenue stream, while working with senior sales executives on deal negotiations and industry scenario analyses.

PricewaterhouseCoopers

Senior Consultant

August 1996 - August 2001 (5 years 1 month)

Member of Strategic Change consulting practice for Information, Communications, and Entertainment.

Exceptional performance led to promotion from entry-level Research Analyst, to Consultant, and ultimately to Senior Consultant while developing recognized expertise in the areas of financial modeling, business process improvement, strategy development, and regulatory analysis.

Education

The Wharton School

MBA, Triple Major-Finance/Marketing/Strategy · (2003)

McGill University

BA, History Major, Economics Minor · (1996)